ORBIT
INTERNATIONAL CORP.


ANNUAL
REPORT
2003



ORBIT

INTERNATIONAL CORP.

COMPANY PROFILE

ORBIT INTERNATIONAL CORP. DESIGNS AND MANUFACTURES CUSTOMIZED PANELS, COMPONENTS AND SUBSYSTEMS FOR CONTRACT PROGRAM REQUIREMENTS TO PRIME CONTRACTORS, GOVERNMENTAL PROCUREMENT AGENCIES AND R & D LABORATORIES. THE COMPANY ALSO MANUFACTURES AND SELLS COMMERCIAL POWER SUPPLIES, AC POWER SOURCES, FREQUENCY CONVERTERS, UNINTERRUPTIBLE POWER SUPPLIES AND ASSOCIATED ANALYTICAL EQUIPMENT THROUGH ITS BEHLMAN SUBSIDIARY. THE BEHLMAN CUSTOM DIVISION DESIGNS, MANUFACTURES AND SELLS POWER UNITS AND ELECTRONIC PRODUCTS FOR MEASUREMENT AND DISPLAY.



DEAR FELLOW SHAREHOLDERS:

It gives me great pleasure to once again report to you that Orbit International Corp. achieved increased operating results for 2003. Our revenues slightly increased; however, due to ongoing cost controls and favorable product mix, our earnings increased 34% from the prior year and our earnings per share increased by 31%. The year was filled with many significant contract awards for both of our operating segments. Our backlog at December 31, 2003 was approximately $10,000,000 compared to approximately $13,000,000 at December 31, 2002. However, the 2003 backlog did not include approximately $3,000,000 of anticipated orders from a customer for which the Company has been authorized to procure material. Our success over the past few years has greatly strengthened our balance sheet and our current financial condition gives us the ability to explore several growth opportunities. During 2003, we declared a 25% stock dividend and we are pleased to report that our operating success contributed to an increase to our stock price of 106% in 2003.

BRIGHT OUTLOOK CONTINUES FOR 2004

Both our Electronics and Power Units Segments continue to pursue many new business opportunities and are well positioned for repeat orders on existing programs. The commercial division of our Power Units Segment, which had been suffering due to the weakening economy going into 2003, has grown significantly over the past twelve months. The segment is providing its customers with total power solutions in a timely and cost effective manner through the use of its modified commercial off-the-shelf (COTS) power supplies and consequently, bookings significantly increased in 2003. The custom division of our Power Units Segment and our Electronics Segment continue to benefit from increased spending in the defense sector. We continue to exercise very tight controls over our costs, enabling us to continue to achieve great incremental profitability from the growth in our revenues. Looking forward, we see another year of increased revenues and profitability in 2004.

REVIEW OF 2003

To summarize our 2003 results, consolidated net sales increased to $17,139,000 from $16,695,000 from the prior year. The sales growth was due to increased revenues from our Power Units Segment. Net income for the year ended December 31, 2003 reached $1,628,000 or $.55 per diluted share, compared to $1,215,000 or $.42 per diluted share in the prior year.

The reason for our optimism for 2004 is the significant amount of new contract awards received by the Company in 2003 as well as the increasing amount of new business opportunities that we are pursuing. Some of the key contract awards received by our Electronics and Power Units Segments during the year include:

- In May 2003, our Electronics Segment received an order for approximately $500,000 from Raytheon Co. for its electro-luminescent (EL) panels in support of the U.S. Navy's Cooperative Engagement Capability (CEC) program. The units are used on all surface ships including the AEGIS destroyers. There is potential of follow-on production orders of approximately $375,000 per year for each of the next five years.

- In July 2003, the Power Units Segment received $260,000 in orders for power supplies to be used on the test station for the Global Hawk unmanned aerial vehicle (UAV) and for uninterruptible power supplies (UPS) to be used in a U.S. Army mobile satellite communications system. Both of these orders have the potential of significant follow-on orders.
- In July 2003, our Electronics Segment received an order from SAIC, San Diego for a 12.1" Color LCD militarized display in support of the TPN-19 Air Force (Precision Approach Radar) program. In addition, the Segment received both non-recurring and production funding from Communication Electronics Command (CECOM) and the Contracting and Procurement Division of the Marine Corps. for the design and development and production of a Firefinder bypass interface box. This bypass interface box will support both the AN/TPQ-36A (V) 7 and TPQ-59 Firefinder programs.
- In September 2003, the Electronics Segment received a firm fixed price indefinite delivery/indefinite quantity (IDIQ) multi-year contract from CECOM for the manufacture and delivery of Data Entry Display Device Terminals (DEDDT'S). If the current IDIQ is fully exercised, this award could exceed $5,000,000 over the next five years for Orbit.
- In October 2003, the Electronics Segment received a contract award from a unit of BAE SYSTEMS for approximately $1,300,000 to procure its Remote Control Units (RCU) in support of the Common Transponder Program (CXP). In February 2004, the Segment received a new order for its RCU for $815,000 from the same customer and a new Master Order Agreement authorizing Orbit to procure material for 800 RCU's that would result in total deliveries to the customer in excess of $3,600,000.
- In February 2004, the Power Units Segment received an order for a ruggedized UPS for the MK 119 gun control system used on the U.S. Navy's AEGIS Destroyers. As a result of this new opportunity, the Company estimates that total orders for the MK 119 system could exceed $1,000,000.

STRONG FINANCIAL POSITION

As a result of our strong operating results in 2002 and 2003, our financial condition has strengthened. As of December 31, 2003, our current ratio improved to 5.3 to 1. In February 2003, our Company entered into a new $2,000,000 credit facility with Merrill Lynch Business Financial Services Inc., a unit of Merrill Lynch. The facility was renewed in February 2004. Although the Company has not used this credit line, it gives us the ability to fund internal growth opportunities. In addition, the Company has access to several new funding sources to support strategic acquisition opportunities.

LOOKING AHEAD

Looking ahead, Orbit's Electronics and Power Unit Segments expect to continue to benefit from the expanding military/defense and homeland security marketplace. In addition, the Commercial Division of our Power Units Segment is also growing rapidly due to an improving economy and the use of the Company's COTS solutions in the military marketplace. We believe our design and engineering expertise and manufacturing capabilities will continue to lead us to new opportunities for revenue growth. Although management diligently examined a number of acquisition opportunities in 2003, none were completed. We are continuing to explore these and other opportunities. We are committed to grow both our revenues and earnings through an accretive acquisition that is compatible with our existing operations.

I am very proud of our workforce. They are the backbone of our Company and responsible for our success. Each new order, every on-time delivery and all our technology advancements are due to them. As our business continues to grow, I am most confident that our workforce will provide our Company with all the support we need to accomplish our goals.

It is gratifying to see our shareholders reap the benefits of our success. However, much more needs to be accomplished. Our management team and our Board of Directors are committed to the best practices of corporate governance and business conduct for the benefit of our shareholders, our customers and our employees. With a solid business plan in place, our management team will continue to strive to enhance shareholder value through prudent and profitable business expansion.

Dennis Sunshine
President and Chief Executive Officer


U.S. AIR
WR

COMMITTED TO ENHANCING SHAREHOLDER VALUE THROUGH PRUDENT AND PROFITABLE BUSINESS EXPANSION.

A BRIGHT FUTURE FOR MILITARY MANUFACTURING



Orbit Instrument designs and manufactures a full line of custom ruggedized and full-mil electro-luminescent, plasma, and color liquid display units for airborne, shipboard, helicopter tracked vehicle and hand held program requirements. Our engineering staff has designed a number of customized displays ranging in size to fix 5.5" to 21.3" configurations, which have all been qualified to meet full-mil environmental requirements.





Behlman has over 40 years experience in the design and manufacture of critical electronic equipment in our "World Class" facility. Behlman is a key supplier of precision power supplies for military, industrial and commercial applications. Innovative engineering allows Behlman to tailor its wide range of designs to specific customer requirements. Behlman can produce new designs, build-to-print, reverse engineer and modernize old or obsolete power supplies.





Behlman designs and manufactures a full line of ruggedized power sources for the transportation industry including Frequency Converters, DC-AC Inverters, DC-DC Converters, Electronic Power Supplies and Uninterruptible Power Sources. Products range from off-the-shelf railroad signal sources to custom built DC-DC Converters for Automatic Train Control on transit systems.





Orbit Instrument has 45 years of experience in custom designing and engineering keyboards and keypads for man-machine-interface program requirements designed for land-based, shipboard, aircraft and helicopter applications. Our backlit keyboards are used extensively for shipboard applications, while our sunlight readable keyboards have been incorporated into the FAA Air Traffic Control Towers, as well as aircraft and helicopter requirements.



Our engineering staff is capable of designing ruggedized cost effective MMI products for land-based program requirements—while having years of experience in custom designing units to operate under the most severe nuclear, biological and chemical battlefield environments.

Behlman excels in the design and manufacture of specialized power sources used for oil and gas exploration. This application requires very reliable, rugged products that are subjected to harsh environments while supplying precise electronic power. Behlman sources can have a variety of options including remote control via computer or satellite, high voltage output of up to 1400 volts, "master/slave" operation and read back capability. Behlman's power sources are in use all over the world supplying clean, precise power for this specialized application.



Orbit Instrument currently supports a number of U.S. and foreign military programs with electronic hardware and subsystems. Orbit's experience in this field has enabled the Company to gain the confidence of its customers, and embed its hardware into program requirements to be used as standard products. Orbit's Command Information Units (CIU's), Command Display Units (CDU's), Digital Transponder (IFF) Units, Secure Voice Systems (SVS) and Ground Positioning Systems (GPS) Units are all currently used as industry standards for night vision and harsh terrain environment applications.





Behlman manufactures a complete line of low cost, highly reliable AC Power Supplies and Frequency Converters for testing a wide variety of AC powered products including consumer products, high end industrial products as well as military products. The products tested range from small appliances to land-based mobile telephone stations to power supplies onboard a missile. Behlman is known for manufacturing robust units that perform exceptionally well during the long hours of multi-shift production testing.







REPORT OF MANAGEMENT

Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with Orbit management. The financial statements in the accompanying 10-KSB have been prepared in accordance with generally accepted accounting principles, applying certain estimates and judgments as required.

Orbit maintains an effective level of internal control. It consists of defined lines of responsibility and delegation of authority as well as comprehensive systems and control procedures. We believe our system provides reasonable assurance that transactions are executed in accordance with management authorization and that they are properly recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets.

Goldstein Golub Kessler LLP, independent accountants, is retained to examine Orbit's financial statements. Its accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of the internal controls of Orbit and tests of accounting procedures and records.

The Audit Committee of the Board of Directors is composed solely of outside directors, and is responsible for recommending to the Board of Directors the independent accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent accountants to review accounting, auditing, internal control structure and financial reporting matters.

Dennis Sunshine
Chief Executive Officer

Mitchell Binder
Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-KSB

_X_ ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

or

____ TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___ to

Commission File No. 0-3936

ORBIT INTERNATIONAL CORP.

(Name of small business issuer in its charter)

Delaware	**11-1826363**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
80 Cabot Court, Hauppauge, New York	**11788**
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number, including area code: **(631) 435-8300**

Securities registered under Section 12(b) of the Exchange Act: **None**

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.10 par value per share
(Title of class)

Indicate by check mark whether the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) been subject to such filing requirements for the past 90 days. Yes _X_ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.____

Issuer's revenues for its fiscal year ended December 31, 2003: $17,139,000

Aggregate market value of registrant's voting and non-voting common equity held by non-affiliates (based on shares held and the closing price quoted on the Nasdaq SmallCap on March 19, 2004): $16,811,148

Number of shares of common stock outstanding as of March 19, 2004: 2,776,785

DOCUMENTS INCORPORATED BY REFERENCE:

Items 9,10,11,12 and 14 of Part III of this Annual Report on Form 10-KSB are herein incorporated by reference from the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Registrant's 2004 Annual Meeting of Stockholders.

Transitional Small Business Disclosure Format (check one) Yes___; No_X_

PART I

Item 1. DESCRIPTION OF BUSINESS

General

Orbit International Corp. (the "Company" or "Orbit") was incorporated under the laws of the State of New York on April 4, 1957 as Orbit Instrument Corp. In December 1986, the state of incorporation was changed from New York to Delaware and in July 1991, the name was changed to Orbit International Corp. The Company conducts its operations through its Orbit Instrument Division and its wholly-owned subsidiary, Behlman Electronics, Inc. Through its Orbit Instrument Division, which includes its wholly-owned subsidiary, Orbit Instrument of California, Inc., the Company is engaged in the design, manufacture and sale of customized electronic components and subsystems. Behlman Electronics, Inc. is engaged in the design and manufacture of high quality commercial power units, AC power sources, frequency converters, uninterruptible power supplies and associated analytical equipment.

In August 1996, the Board of Directors of the Company adopted a plan to sell and/or liquidate its remaining United States and Canadian apparel operations. In connection with a license agreement entered into in May 1999 with an unaffiliated third party, the Company collected a royalty of $140,000 paid in sixteen equal quarterly installments for the use of its "East/West" trademark (its principal label) in the United States and Canada.

In March 1996, as part of its plan to dispose of its apparel operations, the Company entered into an amended agreement with the sellers of a discontinued apparel division whereby the purchase price of the assets was reduced from $15,000,000 to $8,850,000 leaving $1,850,000 remaining to be paid at the time of the Amendment. The remaining $660,000 is being paid in quarterly installments of $33,000 through December 2004. In addition, the sellers received warrants to purchase Orbit common shares in which the Company guaranteed a minimum profit of $375,000 on the sale of such shares. In July 2001, the warrants were exercised on a cashless basis in accordance with their terms and 83,332 shares of common stock were issued. During 2003, the sellers sold their shares at prices that resulted in profits in excess of $375,000 thereby removing any further obligation of the Company with respect to such warrants.

Financial Information About Industry Segments

The Company currently operates in two industry segments. Its Orbit Instrument Division is engaged in the design and manufacture of customized electronic components and subsystems (the "Electronics Segment"). Its Behlman subsidiary is engaged in the design and manufacture of commercial power units (the "Power Units Segment").

The following sets forth certain selected historical financial information relating to the Company's business segments:

	December 31, 2003	2002
Net sales:		
Electronics		
Domestic	$9,701,000	$ 10,677,000
Foreign	16,000	-
Total Electronics	9,717,000	10,677,000
Power Units		
Domestic	6,786,000	5,652,000
Foreign	636,000	366,000
Total Power Units	7,422,000	6,018,000
Operating income (loss) (1):		
Electronics	2,001,000	1,973,000
Power Units	520,000	(6,000)
Assets:		
Electronics	5,511,000	4,342,000
Power Units	4,503,000	4,494,000

(1) Exclusive of corporate overhead expenses, interest expense, and investment income which are not allocated to the business segments.

Additional financial information relating to the business segments in which Orbit conducts its operations is set forth in Note 13 to the Consolidated Financial Statements appearing elsewhere in this report.

Description of Business

General

Orbit's Electronics Segment, which is operated through its Orbit Instrument Division, designs, manufactures and sells customized panels, components, and "subsystems" for contract program requirements to prime contractors, governmental procurement agencies and research and development ("R&D") laboratories. The Company primarily designs and manufactures in support of specific military programs. More recently, the Company has focused on providing commercial, non-military "ruggedized hardware"(hardware designed to meet severe environmental conditions) for prime contractor programs at cost competitive prices. Products include a variety of custom designed "plasma based telephonic intercommunication panels" for secure voice airborne and shipboard program requirements, "full-mil keyboards", "trackballs" and "data entry display devices". The Electronics Segment's products, which in all cases are designed for customer requirements on a firm fixed price contract basis, have been successfully incorporated on surveillance aircraft programs, including E-2C, Joint Surveillance Target Attack Radar Systems (J/STARS), Lookdown Surveillance Aircraft (AWACS) and P-3 (anti-submarine warfare) requirements, and shipboard programs, including AEGIS (Guided Missile Cruisers and Destroyers), DDG'S (Guided Missile Destroyers), BFTT (Battle Force Tactical Training), LSD'S (Amphibious Warfare Ships) and LHA'S (Amphibious Warfare Ships) applications, as well as a variety of land based guidance control programs.

Orbit's Power Units Segment is operated through its Behlman subsidiary and is in the business of manufacturing and selling power supplies, AC power sources (equipment that produces power that is the same as what would be received from a public utility), "frequency converters" (equipment that converts local power to equivalent foreign power), "uninterruptible power supplies ("UPS")" (devices that allow a computer to operate while utility power is lost), associated analytical equipment and other electronic equipment. The military division of Behlman designs and manufactures "power conversion devices" (equipment that produces power that is the same as what would be received from a public utility) and electronic products for measurement and display.

Products

Electronics Segment

Intercommunication Panels

The Orbit Instrument Division has designed and developed various types of shipboard communication terminals. Orbit also upgraded these panels with state-of-the art displays and touch screens. These communication terminals support existing shipboard secure and non secure voice communication switches. In addition, the Orbit Instrument Division has also upgraded the communications terminals with "telco-based" capability. The upgraded communication terminals are installed on combat information centers of various U.S. Naval ships. The Division has also completed color Liquid Crystal Display (LCD) technology that are form, fit and functional replacements of existing communication panels.

Displays

The Orbit Instrument Division's family of graphic terminals enables the operator to monitor and control radar systems for shipboard and airborne applications. These terminals are used throughout a ship or surveillance plane as adjuncts to larger console displays. Some of the Orbit designed/developed Displays are used as data entry and as such include embedded Pentium based Single Board Computers and touch screens. The modular design of the terminals facilitates applications for surface ship, submarine, aircraft and land based requirements. Orbit designed/ developed Displays implement Flat panel plasma, Electroluminescent –El or Color LCD technology based displays. Depending on the requirement, Orbit offers 4" x 4", 6.5", 8.1", 10.4", 12.1", 18.1", 20.1", 21.2" (measured diagonally) size displays.

The Orbit Instrument Division developed a family of 18.1" and 20.1" color LCD display panels for military and rugged commercial opportunities. The displays are manufactured using Super Fine TFT (thin film transistor) active matrix technology. The displays are backlit with Cold Cathode Fluorescent Tubes (CCFT), and are driven by an integral inverter. The Company has adapted this technology for high brightness and full-color imaging requirements. The Company is positioning this technology for naval ships, FAA tower controller applications and trading floor opportunities.

The Orbit Instrument Division also has designed and manufactures a variety of flat technology display based "computer controlled action entry panels (CCAEPS)", which provide a console operator with multiple displays of computer generated data.

Orbit has completed the design and development phase of integrating several size displays with single board computers and touch screens. The 12.1" color LCD based display is integrated with a high speed, x586 based single board computer with 256 MB of RAM and with 2 Giga Byte of Flash memory. These units include various serial interfaces such as RS-232/RS-422, PS/2 and USB. The PC-104 modules can add several other capabilities. Both the 12.1" and the 10.4" color LCD based displays/computers are currently being offered for airborne applications.

Keyboards, and Pointing Devices

The Orbit Instrument Division has designed a number of custom backlit keyboards to meet full military specifications. These keyboards have been designed for shipboard, airborne, sub-surface and land based program requirements as well as for the Federal Aviation Administration. The keyboards include various microprocessor based serial interfaces, such as RS-232, RS-422, PS/2, USB and SUN type interfaces. Depending on the requirement, some of the backlit keyboards are night vision goggle compatible and designed for NVIS Green A or Green B night vision requirements.

Orbit has designed and developed pointing devices which are Trackballs and Force sticks. Orbit manufactures various militarized Trackballs in various sizes for Airborne, shipboard, Army and FAA requirements. The Trackballs and the Force stick include various microprocessor based serial interfaces such as RS-232, RS-422, PS/2, USB and SUN type interfaces.

The Orbit Instrument Division has designed and developed a prototype C41 workstation that will be used to support the Advanced Amphibious Assault Vehicle Program (AAAV). The keyboard/trackball workstation, designed for the U.S. Marine Corp., meets severe military specification requirements including nuclear, chemical and biological compliance. Pre-production units have been delivered to the customer.

The Orbit Instrument Division has designed and delivered production orders for several digital interrogators for full military requirements. One Digital Data Entry Device Terminal (DDEDT) configuration displays real time data to the operator for interrogation for Naval shipboard program requirements.

Operator Control Trays

The Orbit Instrument Division designs and manufactures a variety of "operator control trays" that help organize and process data created by interactive communications systems, making such data more manageable for operator consumption. These trays are presently used to support patrol and surveillance airborne aircraft programs, "standard shipboard display console requirements" and shore land based defense systems applications. The operator trays are integrated with Orbit designed/developed keyboards, flat panel technology based computer controlled action entry panels, switch panels and pointing devices.

Command Display Units (CDU'S)

The Orbit Instrument Division is currently under order for command display panels that are being utilized for vehicular, shipboard and sheltered platform requirements. The display panels are flat panel technology based and include a Pentium based single board computer. Orbit designed/developed several models of the CDU to be used by US Navy, US Army and Marines, Korean and Canadian armies.

Power Units Segment

Power Sources

Behlman's "AC power sources" are used in the production of ballasts for florescent lighting, hospital beds, motors, compressors for air conditioners and refrigerators, circuit breakers and fuses, electrical noise suppressant equipment such as Metal Oxide Varisters (MOV's), household appliances both large and small, electrically powered tools such as hand drills, plating equipment, cable TV boxes, transmission equipment, vending machines and gasoline pumps. Other uses are for equipment used in oil and gas exploration, aircraft, ships and on production lines. Behlman's equipment is used as a supply for hydraulic test stands for the U.S. Air Force as well as commercial airlines. These power sources have power levels from 100 VA (Volts) to 120,000 VA.

Behlman's frequency converters are used to convert power from one frequency to another. They are used to test products to be exported to foreign countries from the point of

origin (e.g. in the U.S., 60 HZ (Hertz) is converted to 50 HZ). These frequency converters are also used to supply 400 Hz aircraft and ship power from the local power grid that is 50 or 60 HZ. They are also used on airplanes to supply the 60 HZ required by standard equipment such as computers from the 400 HZ available on the aircraft.

Behlman's UPS products are used for backup power when local power is lost. Behlman only competes in the "ruggedized", industrial and military markets. Behlman is now producing its UPS units for Aegis Destroyers, LHD Wasp Class ships and Hummers .

Behlman's custom power supply division designs and manufactures power supplies that use commercial-off-the-shelf (COTS) power modules to meet its customer's environmental specifications. This technique requires less engineering and produces a more reliable unit in much less time.

Behlman also performs reverse engineering of analog systems for the United States Government or United States Government contractors to enable them to have a new contractor when the old manufacturer cannot or will not supply the equipment.

Behlman is recognized by the Source Development Department of the NAVICP and has been given the opportunity to compete against prime contractors. Behlman has current orders including positioning assemblies and power supplies for the F/18 FLIR system.

Behlman's inverters which convert system battery power to AC are being used in utility substations and electric, gas and water transmission systems. Yearly order commitments have been received from one of the nation's largest utilities.

Behlman also operates as a qualified repair depot for many United States Air Force and Navy programs.

Proposed Products

Electronics Segment

Orbit designed/developed the next generation Remote Control Unit - RCU to be used as an entry panel by pilots as part of the transponder system. The RCU will used by all U.S. armed forces, Navy, Marines, Army and Air Force on both fixed wing aircrafts and helicopters. The RCU is NVIS Green A certified and fully environmentally qualified to the MIL-STD-810 requirements as a stand alone unit.

The Orbit Instrument Division has completed the design and pre-production orders for Electroluminescent – EL based Display with touch screen for the Cooperative Engagement Program for the U.S. Naval ships. Orbit is in the design and development phase of a militarized infrared touch screen and controller for the CEC EL Display.

The Orbit Instrument Division has completed the design and development of color LCD technology based CDU'S. The new CDU'S also include faster and more capable single Board computers. The color LCD based CDU'S are designed to be a form, fit and functional replacement of existing EL based CDU'S as well as provide state-of-the-art capability for new requirements. The new color LCD based CDU'S include color, high resolution wide viewing angle displays as well as faster x586 processor and larger memory capacity, up to 640 MB of RAM and 4 Giga Byte of Flash memory.

The Orbit Instrument Division is currently expanding its design and development resources to update hardware previously used for full military program requirements. The Orbit Instrument Division believes its wide variety of components, controls, subsystems and plasma secure voice and intercommunication panels that have supported the military for aircraft, shipboard, subsurface and land based program requirements have alternative uses. It is the intent of the Company to update the electrical and mechanical functionality of these units and subsystems and provide ruggedized and commercial equivalent hardware at cost competitive prices. Orbit is also proposing these for Home Land Security applications as well.

Power Units Segment

In response to requirements by industrial customers, Behlman will be adding Ethernet and Internet interfaces in addition to the existing RS232, RS485 and IEEE488 interfaces. The new interfaces will allow Behlman equipment to controlled and monitored through local area networks and from a distance via the Internet.

Behlman was requested by one of its customers to build a 5000VA UPS to replace an unreliable unit. This unit will be delivered to the U.S. Navy and its development will be expanded to include other units at different power levels.

Behlman is developing a frequency converter that will allow the U.S. Marines to purchase less costly 60 Hz Environmental Control Units that are used in their portable shelters that normally use 400 Hz. The U.S. Marines have purchased four units that are now in qualification testing.

In an effort to expand its product base to the railroad industry, Behlman is developing a 2500 VA inverter that will convert rail-side battery power to AC power at any of the frequencies required by the railroad.

Behlman has been supplying a power supply to an oil and gas exploration company for several years that is used to drive tools used in the exploration process that are located five miles below the ground. Behlman is working with this customer to develop a new unit that will support exploration 7.5 miles below the surface.

Sales and Marketing

Products of the Electronics Segment are marketed by Orbit Instrument Division's sales personnel and management. Military products of the Power Units Segment are marketed by Behlman's program managers and other management personnel. Commercial products of the

Power Units Segment are sold by regional sales managers, manufacturer's representatives and non-exclusive distributors.

Competition

Many of our competitors are well established, have reputations for success in the development and sale of their products and services and have significantly greater financial, marketing, distribution, personnel and other resources than us, thereby permitting them to implement extensive advertising and promotional campaigns, both in general and in response to efforts by additional competitors to enter into new markets and introduce new products and services.

The electronics industry is characterized by frequent introduction of new products and services, and is subject to changing consumer preferences and industry trends, which may adversely affect our ability to plan for future design, development and marketing of our products and services. The markets for electronic products, components and related services are also characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. We are constantly required to expend more funds for research and development of new technologies.

The Electronics Segment's competitive position within the electronics industry is, in management's view, predicated upon the Orbit Instrument Division's manufacturing techniques, its ability to design and manufacture products which will meet the specific needs of its customers and its long-standing successful relationship with its major customers. (See "Major Customers" below). There are numerous companies, many of which have greater resources than the Company, capable of producing substantially all of the Company's products. However, to the Company's knowledge, none of such competitors currently produce nearly all of the products that the Electronics Segment produces.

Competition in the markets for the Power Units Segment's commercial and military products depends on such factors as price, product reliability and performance, engineering and production. In particular, due primarily to budgetary restraints and program cutbacks, competition in Behlman's United States Government markets has been increasingly severe and price has become the major overriding factor in contract and subcontract awards. To the Company's knowledge, some of Behlman's regular competitors include companies with substantially greater capital resources and larger engineering, administrative, sales and production staffs than Behlman.

Sources and Availability of Raw Materials

The Company uses multiple sources for its procurement of raw materials and is not dependent on any suppliers for such procurement. The Company continuously updates its delivery schedules and evaluates availability of components so that they are received on a "just-in-time schedule". Occasionally, in the production of certain military units, the Company will be faced with procuring certain components that are either obsolete or difficult to procure. However, the Company has access to worldwide brokers using the Internet to assure component availability. Nevertheless, there can be no assurance that such components will be available, and even if so, at reasonable prices.

Major Customers

Various agencies of the United States Government, Raytheon Company, Lockheed Martin Corp. and a unit of BAE SYSTEMS accounted for approximately 26%, 20%, 14% and 14%, respectively, of consolidated net sales of the Company for the year ended December 31, 2003. The loss of any of these customers would have a material adverse effect on the net sales and earnings of the Company. The Company does not have any significant long-term contracts with any of the above-mentioned customers.

The major customers of the Electronics Segment are Lockheed Martin Corp., various agencies of the United States Government, Raytheon Company and a unit of BAE SYSTEMS accounting for approximately 24%, 24%, 21% and 21%, respectively, of the net sales of such segment for the year ended December 31, 2003. The loss of any of these customers would have a material adverse effect on the net sales and earnings of the Electronics Segment.

The major customers of the Power Units Segment are various agencies of the United States Government and Raytheon Company, accounting for approximately 28% and 18%, respectively, of the net sales of such segment for the year ended December 31, 2003. The loss of either of these customers would have a material adverse effect on the net sales and earnings of the Power Units Segment.

Since a significant amount of all of the products which the Company manufactures are used in military applications, any substantial reduction in overall military spending by the United States Government could have a materially adverse effect on the Company's sales and earnings.

Backlog

As of December 31, 2003 and 2002 the Company's backlog was as follows:

	2003	2002
Electronics	$ 6,000,000	$8,000,000
Power Units	4,000,000	5,000,000
Total	$10,000,000	$13,000,000

Substantially all of the backlog at December 31, 2003 represents backlog under contracts that will be shipped during 2004.

The backlog at December 31, 2003 and December 31, 2002 does not include approximately $3,000,000 and $1,000,000, respectively, of orders not yet received under a Master Order Agreement received from a customer whereby the Company was authorized to procure material to complete such orders. The Company received additional orders in January

2004, but is uncertain when the remaining units will be ordered. All orders that had not been received at December 31, 2002, were subsequently received during 2003.

A significant amount of the Company's contracts are subject to termination at the convenience of the United States Government. The backlog is not influenced by seasonality.

Special Features of United States Government Contracts

Orders under United States Government prime contracts or subcontracts are customarily subject to termination at the convenience of the United States Government, in which event the contractor is normally entitled to reimbursement for allowable costs and a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor. No material terminations of contracts of either the Electronics Segment or the Power Units Segment at the convenience of the United States Government occurred during the years ended December 31, 2003 and 2002.

A significant portion of the Company's revenues are subject to audit under the Vinson-Trammel Act of 1934 and other federal statutes since they are derived from sales under United States Government contracts. Management believes based on its experience, that adjustments to such revenues, if any, will not have a material effect on the Company's financial position.

Research and Development

The Company incurred approximately $987,000, and $882,000 of research and development expenses during the years ended December 31, 2003 and 2002, respectively. During the years ended December 31, 2003 and 2002, the Company recognized revenue of approximately $679,000 and $368,000, respectively, for customer funded research and development.

Patents

The Company does not own any patents which it believes are of material significance to its operations.

Employees

As of March 12, 2004, the Company employed 102 persons, all but one on a full-time basis. Of these, the Electronics Segment employed 54 people, consisting of 9 in engineering and drafting, 5 in sales and marketing, 10 in direct and corporate administration and the balance in production. The Power Units Segment employed 48 people, consisting of 13 in engineering and drafting, 6 in sales, 3 in direct and corporate administration and the balance in production.

Risk Factors

This report and other reports filed by us contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of certain uncertainties set forth below and elsewhere in this report, as well as additional risks and uncertainties of which we are currently unaware. See Item 6. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward Looking Statements".

We are heavily dependent upon the continuance of military spending.

A significant amount of all the products we manufacture are used in military applications. The attacks of September 11, 2001 and subsequent world events have led the U.S. Government to increase the level of military spending necessary for domestic and overseas security. We are heavily dependent upon military spending as a source of revenues and income. Accordingly, any substantial future reductions in overall military spending by the U.S. Government could have a material adverse effect on our sales and earnings.

We could have difficulties in procuring contracts because of a reduction in the level of industry-wide funding and pricing pressures.

We continue to pursue many business opportunities, including programs in which we have previously participated but, due to industry-wide funding and pricing pressures, we could encounter delays in the awards of these contracts. We continue to seek new contracts which require incurring up-front design, engineering, prototype and pre-production costs. While we are attempting to negotiate contract awards for reimbursement of product development, there is no assurance that sufficient monies will be set aside by our customers, including the U.S. Government, for such effort. In addition, even if the U.S. Government agrees to reimburse development costs, there is still a significant risk of cost overrun which may not be reimbursable. Furthermore, once we have completed the design and pre-production stage, there is no assurance that funding will be provided for future production.

A significant amount of our contracts are subject to termination at the convenience of the U.S. Government. Orders under U.S. Government prime contracts or subcontracts are customarily subject to termination at the convenience of the U.S. Government, in which event the contractor is normally entitled to reimbursement for allowable costs and a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor.

We are dependent on certain of our customers and we do not have any long-term contracts with these customers.

Various agencies of the U.S. Government, Raytheon Company, Lockheed Martin Corp, and BAE SYSTEMS accounted for approximately 26%, 20%, 14% and 14%, respectively, of our consolidated net sales for the year ended December 31, 2003. Various agencies of the U.S. Government, Lockheed Martin Corp., Raytheon Company and BAE SYSTEMS accounted for approximately 24%, 24%, 21% and 21%, respectively, of the net sales of our Electronics Segment for the year ended December 31, 2003. Various agencies of the U.S. Government and Raytheon Company accounted for approximately 28% and 18%, respectively, of the net sales of our Power Units Segment for the year ended December 31, 2003. We do not have any significant long-term contracts with any of the above-mentioned customers. The loss of any of these customers would have a material adverse effect on our net sales and earnings. Due to major consolidations in the defense industry, it has become more difficult to avoid dependence on certain customers for revenue and income.

We are dependent upon our senior executive officers and key personnel for the operation of our business.

We are dependent for the operation of our business on the experience, technology knowledge, abilities and continued services of our officers, Dennis Sunshine, President and Chief Executive Officer, Bruce Reissman, Executive Vice President and Chief Operating Officer and Mitchell Binder, Vice President-Finance and Chief Financial Officer. The loss of services of any of such persons would be expected to have a material adverse effect upon our business and/or our prospects. Our future success is dependent upon, among other things, the successful recruitment and retention of key personnel including executive officers, for sales, marketing, finance and operations. We face significant competition for skilled and technical talent. No assurance can be made that we will be successful in attracting and retaining such personnel. If we are unable to retain existing key employees or hire new employees upon acceptable terms when necessary, our business could potentially be adversely affected.

Item 2. DESCRIPTION OF PROPERTIES

The Company owned its plant and executive offices, located at 80 Cabot Court, Hauppauge, New York, which consists of 60,000 square feet (of which approximately 50,000 square feet are available for manufacturing operations) in a two-story, sprinklered, brick building which was completed in October 1982 and expanded in 1985. In March 2001, the Company completed a sale-leaseback transaction whereby it sold its land and building for $3,000,000 and entered into a twelve year net lease with the buyer of the property. The lease provides for an annual payment of $360,000 with 10% increases in the fourth, seventh and tenth years of the lease. The lease expires in February 2013, but may be extended by the Company at its option through 2025. During the extension period, the lease provides for an annual rent of $527,076 with 10% increases in the fourth, seventh and tenth years of the extended lease.

Behlman leases 1,700 square feet in Ventura, California which are used for sales. The lease provides for monthly payments of $1,557.00 through December 2004.

Item 3. LEGAL PROCEEDINGS

There are no pending legal proceedings against the Company, other than routine litigation incidental to the Company's business.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") SmallCap Market under the symbol ORBT.

The following table sets forth the high and low closing sale prices of the Company's common stock for each quarter from January 1, 2002 through its fiscal year ended December 31, 2003, as reported on the Nasdaq SmallCap Market.

	CLOSE (1)	
	High	Low
2002:		
First Quarter:	$3.42	$2.12
Second Quarter:	4.32	3.16
Third Quarter:	3.88	2.28
Fourth Quarter:	3.64	1.70
2003:		
First Quarter:	$4.00	$3.01
Second Quarter:	5.07	3.30
Third Quarter:	7.55	4.47
Fourth Quarter:	7.85	6.18

(1) Retroactively restated to reflect a twenty-five percent (25%) stock dividend effective August 15, 2003.

Holders

As of March 19, 2004, the Company had 427 shareholders of record. The Company's stock is traded on the Nasdaq SmallCap Market (Nasdaq symbol: ORBT).

Dividends

The Company has not paid or declared any cash dividends to date and does not anticipate paying any in the foreseeable future. The Compnay intends to retian earnings, if any, to support the growth of its business.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as of December 31, 2003:

- the number of shares of the Company's common stock issuable upon exercise of outstanding options, warrants and rights, separately identified by those granted under equity incentive plans approved by the Company's stockholders and those granted under plans, including individual compensation contracts, not approved by the Company's stockholders (column A),

- the weighted average exercise price of such options, warrants and rights, also as separately identified (column B), and

- the number of shares remaining available for future issuance under such plans, other than those shares issuable upon exercise of outstanding options, warrants and rights (column C).

Equity Compensation Plan Information Table

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	871,677	$2.97	365,204
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	871,677	$2.97	365,204

Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

The Company achieved a significant increase in operating results for the year ended December 31, 2003. Revenues increased slightly but the Company's gross profit margins and net income significantly improved during the year. Our backlog at December 31, 2003, was approximately $10,000,000 compared to approximately $13,000,000 at December 31, 2002. However, the current year backlog does not include approximately $3,000,000 of anticipated orders from a customer for which the Company has been authorized to procure material. There is no seasonality to the Company's business. Our shipping schedules are generally determined by the shipping schedules outlined in the purchase orders received from our customers. Both of our operating segments are pursuing a significant amount of business opportunities and our confidence level remains very high with respect to receiving many of the orders we are pursuing although timing is always an uncertainty. Nevertheless, we remain encouraged by our business environment and we expect our strong operating results to continue in 2004. Our success of the past few years has significantly strengthened our balance sheet evidenced by our 5.3 to 1 current ratio at December 31, 2003. We currently have a $2,000,000 credit facility in place that we have not used, to date, and the Company is currently exploring accretive acquisition opportunities that are compatible with our existing operations. We also have several financing alternatives available to us, if needed, in order to fund any potential acquisitions.

Forward Looking Statements

Statements in this Item 6, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this document are certain statements which are not historical or current fact and constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual financial or operating results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such forward looking statements are based on our best estimates of future results, performance or achievements, based on current conditions and the most recent results of the Company. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "may", "will", "potential", "opportunity", "believes", "belief", "expects", "intends", "estimates", "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and the results of its operations are based on the Company's financial statements and the data used to prepare them. The Company's financial statements have been prepared based on accounting principles generally accepted in the United States of America. On an on-going basis, we re-evaluate our judgments and estimates including those related to inventory valuation, the valuation allowance on the Company's deferred tax asset and goodwill impairment. These estimates and judgments are based on historical experience and various other assumptions that are believed to be reasonable under current business conditions and circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect more significant judgments and estimates in the preparation of the consolidated financial statements.

Inventories

Inventory is valued at the lower of cost (first in, first out basis) or market. Inventory items are reviewed regularly for excess and obsolete inventory based on an estimated forecast of product demand. Demand for the Company's products can be forecasted based on current backlog, customer options to reorder under existing contracts, the need to retrofit older units and parts needed for general repairs. Although the Company makes every effort to insure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have an impact on the level of obsolete material in its inventory and operating results could be affected, accordingly. However, world events have forced our country into various situations of conflict whereby equipment is used and parts may be needed for repair. This could lead to increased product demand as well as the use of some older inventory items that the Company had previously determined to be obsolete.

Deferred tax asset

At December 31, 2003, the Company had an alternative minimum tax credit of approximately $564,000 with no limitation on the carry-forward period and federal and state net operating loss carry-forwards of approximately $24,600,000 and $10,300,000, respectively, that expire through 2021. In addition, the Company receives a tax deduction when their employees exercise their non-qualified stock options thereby increasing the Company's deferred tax asset. The Company places a valuation allowance to reduce its deferred tax asset when it is more likely than not that a portion of the amount may not be realized. The Company estimates its valuation allowance based on an estimated forecast of its future profitability. Any significant changes in future profitability resulting from variations in future revenues or expenses could affect the valuation allowance on its deferred tax asset and operating results could be affected, accordingly.

Impairment of Goodwill

The Company has significant intangible assets related to goodwill and other acquired intangibles. In determining the recoverability of goodwill and other intangibles, assumptions must be made regarding estimated future cash flows and other factors to determine the fair value of the assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for those assets not previously recorded. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible assets". Under the provisions of SFAS 142, the cost of certain intangibles are no longer subject to amortization. These costs were reviewed for potential impairment in 2003 and 2002 and will be reviewed on an annual basis thereafter.

Results of Operations:

Year Ended December 31, 2003 v. Year Ended December 31, 2002

The Company currently operates in two industry segments. Its Orbit Instrument Division is engaged in the design and manufacture of electronic components and subsystems (the "Electronics Segment"). Its Behlman subsidiary is engaged in the design and manufacture of commercial power units (the "Power Units Segment").

Consolidated net sales for the year ended December 31, 2003 increased by 2.7% to $17,139,000 from $16,695,000 for the prior year principally due to a 23.3% increase in sales recorded from the Power Units Segment that was partially offset by 9.0% decrease in sales recorded by the Electronics Segment.

Gross profit, as a percentage of net sales, for the year ended December 31, 2003 increased to 43.6% from 40.8% for the prior year. The increase in gross profit, as a percentage of sales, was due to an increase in gross profit realized by both the Electronics and Power Units Segments. The increase in gross profit realized by the Power Units Segment was principally due to an increase in sales and the increase in gross profit realized by the Electronics Segment was principally due to a change in product mix.

Selling, general and administrative expenses for the year ended December 31, 2003 increased to $6,039,000 from $5,666,000, or 6.6%, from the year ended December 31, 2002 principally due to higher corporate administrative costs, particularly, non-cash net charges of $133,000 resulting from the issuance of warrants to its investment banker. Exclusive of these non-cash net charges, selling, general and administrative expenses for the year ended December 31, 2003 increased by 4.2% from the year ended December 31, 2002. Selling, general and administrative expenses, as a percentage of sales, for the year ended December 31, 2003 increased to 35.2% from 33.9% for the prior year principally due to the aforementioned costs that was partially offset by increased sales during the current year.

Interest expense for the year ended December 31, 2003 decreased to $9,000 from $74,000 for the year ended December 31, 2002 principally due to the pay off of the outstanding balance under the Company's credit facility with an asset-based lender in the first quarter of 2003.

Investment and other income for the year ended December 31, 2003 decreased to $110,000 from $143,000 for the prior year principally due to a decrease in funds available for investment and due to lower interest rates.

Net income before income tax benefit was $1,528,000 for the year ended December 31, 2003, compared to $1,215,000 for the year ended December 31, 2002. Net income before income tax benefit for the current period includes non-cash net charges of $133,000 resulting from the issuance of warrants to its investment banker. The increase in income was principally due to the increase in sales from the Company's Power Units Segment, the increase in gross profit realized by the Electronics Segment that was partially offset by higher corporate administrative costs.

During the year ended December 31, 2003, due to increased profitability, the Company adjusted its valuation allowance on its deferred tax asset thereby realizing $100,000 in an income tax benefit.

As a result of the foregoing, net income for the year ended December 31, 2003 was $1,628,000 compared to $1,215,000 for the year ended December 31, 2002. Adjusting for the aforementioned non-cash income and expense items, net income for the year ended December 31, 2003 was $1,661,000 compared to $1,215,000 for the year ended December 31, 2002.

Liquidity, Capital Resources and Inflation

Working capital increased to $9,005,000 at December 31, 2003 compared to $6,987,000 at December 31, 2002. The ratio of current assets to current liabilities increased to 5.3 to 1 at December 31, 2003 from 2.9 to 1 at December 31, 2002.

Net cash used in operations for the year ended December 31, 2003 was $345,000, primarily attributable to an increase in accounts receivable, a decrease in accounts payable and accrued expenses, a decrease in reserves applicable to discontinued operations and the non-cash effect of the income tax benefit that was partially offset by net income for the period and the non-cash effect of the issuance of warrants to the Company's investment banker. Net cash provided by operations for the year ended December 31, 2002 was $1,649,000, primarily attributable to the net income for the period, a decrease in accounts receivable and inventories and an increase in accrued expenses that was partially offset by a decrease in accounts payable and customer advances.

Cash flows used in investing activities for the year ended December 31, 2003 was $75,000 attributable to the purchase of marketable securities and the purchase of property and equipment. Cash flows used in investing activities for the year ended December 31, 2002 was $20,000, attributable to the purchases of property and equipment.

Cash flows used in financing activities for the year ended December 31, 2003 was $805,000, attributable to the repayments of long-term debt that was partially offset by the proceeds from stock option exercises due to a material increase in the price of the Company's stock. Cash flows used in financing activities for the year ended December 31, 2002 was $352,000, primarily attributable to the repayments of long term debt and notes payable.

All operations of the discontinued apparel companies have been terminated. All losses, and obligations of these apparel operations have been provided for, and accordingly, the Company does not anticipate using any significant portion of its resources towards these discontinued apparel operations.

In January 2001, the Company closed on a new $1,000,000 credit facility with an asset-based lender secured by accounts receivable, inventory and machinery and equipment of the Company. In October 2001, the credit facility was increased to $1,500,000. The agreement continued until February 2003 at which time the Company entered into a new $2,000,000 credit facility with a commercial lender secured by accounts receivable, inventory and machinery and equipment. The agreement will continue from year to year thereafter unless sooner terminated for an event of default including compliance with certain financial covenants. Loans under the terminated facility did bear interest at the prime rate of the Chase Manhattan Bank plus 1.75% per annum (4% at December 31, 2003). Loans under the new facility will bear interest equal to the sum of 2.75% plus the one-month London Inter-bank Offer rate (1.12% at December 31, 2003).

The Company's contractual obligations and commitments are summarized as follows:

Obligation	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 138,000	$ 138,000	$ 0	$ 0	$ 0
Capital lease obligations	41,000	11,000	30,000	0	0
Operating leases	4,057,000	440,000	1,236,000	871,000	1,510,000
Other long-term obligations	252,000	252,000	0	0	0
Total contractual obligations	$4,488,000	$841,000	$1,266,000	$871,000	$1,510,000

The Company's existing capital resources, including its bank credit facility, and its cash flow from operations are expected to be adequate to cover the Company's cash requirements for its operations. However, the Company is seeking an accretive acquisition and would likely need financing in order to complete such acquisition. The Company believes that financing alternatives are available.

Inflation has not materially impacted the operations of the Company.

Certain Material Trends

The Company's Electronics Segment and the Custom Division of its Power Units Segment are heavily dependent on military spending. The events of September 11, 2001 have put a tremendous emphasis on defense and homeland security spending and the Company has seen improvement in bookings and revenue levels since 2001. The Company has realized a significant increase to the backlog of the Custom Division of its Power Unit Segment and shipments of these orders commenced in the third quarter of 2002 and continued throughout 2003. The Company also had experienced a slowdown in its commercial division of its Power Units Segment due to a reduction in capital spending as a result of current economic conditions. However, the commercial division has realized an increase in bookings, particularly for military requirements for its standard commercial products. Currently, the backlog of the commercial division is the highest it's been since the Company acquired its Power Units Segment in 1996. The Company has also seen the flow of new orders from its Electronics Segment running about comparable to the prior year. Although the Electronics Segment and the custom division of the Power Units Segment are pursing several opportunities for reorders as well as new contract awards, the Company has always found it difficult to predict the timing of such awards.

There is no seasonality to the Company's business. The Company's revenues are generally determined by the shipping schedules outlined in the purchase orders received from its customers. The Company stratifies all the opportunities it is pursuing by various confidence levels. The Company generally realizes a very high success rate with those opportunities that it applies a high confidence level to. The Company currently has a significant amount of potential contract awards that it has applied a high confidence level to. However, because it is difficult to predict the timing of awards for most of the opportunities the Company is pursuing, it also becomes difficult to predict when the Company will commence shipping under these contracts. A delay in the receipt of any contract from its customer ultimately causes a corresponding delay in shipments under that contract.

Despite the increase in military spending, the Company still faces a challenging environment. The government is emphasizing the engineering of new and improved weaponry and it continues to be our challenge to work with each of our prime contractors so that we can participate on these new programs. In addition, these new contracts which require incurring up-front design, engineering, prototype and pre-production costs. While the Company attempts to negotiate contract awards for reimbursement of product development, there is no assurance that sufficient monies will be set aside by its customers, including the United States Government, for such effort. In addition, even if the United States Government agrees to reimburse development costs, there is still a significant risk of cost overrun that may not be reimbursable. Furthermore, once the Company has completed the design and pre-production stage, there is no assurance that funding will be provided for future production. In such event, even if the Company is reimbursed for its development costs it will not generate any significant profits.

The Company is heavily dependent upon military spending as a source of revenues and income. Any future reductions in the level of military spending by the United States Government could have a negative impact on the Company's future revenues and earnings. In addition, due to major consolidations in the defense industry, it has become more difficult to avoid dependence on certain customers for revenue and income. Behlman's line of commercial products gives the Company some diversity and the Orbit Instrument Division is beginning to introduce certain of its products into commercial and foreign markets as well as to other Departments of Defense.

Quantitative and Qualitative Disclosures About Market Risks

The Company currently has no bank debt and consequently, is not exposed to market risk related to changes in interest rates. However, the Company's line of credit is at a variable rate of interest and is not hedged by any derivative instruments.

Item 7. FINANCIAL STATEMENTS

The information required under this Item appears in a separate section following Item 14 of this report.

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 8A. CONTROLS AND PROCEDURES

An evaluation was performed, as of December 31, 2003, under the supervision and with the participation of our management, including its President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based on such evaluation, our management has concluded that its disclosure controls and procedures were effective as of December 31, 2003.

There have been no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to December 31, 2003.

PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Incorporated herein by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2004 Annual Meeting of Stockholders.

Item 10. EXECUTIVE COMPENSATION

Incorporated herein by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2004 Annual Meeting of Stockholders.

Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2004 Annual Meeting of Stockholders.

Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated herein by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2004 Annual Meeting of Stockholders.

Item 13. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibit:

Exhibit No.	Description of Exhibit
3 (a)*	Composite of Certificate of Incorporation, as amended.
3 (b)	By-Laws, as amended. Incorporated by reference to Exhibit 3(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1988.
4 (a)	Orbit International Corp. 1995 Stock Option Plan for Non-Employee Directors. Incorporated by reference to Annex C to Registrant's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 17, 1995.

4 (b)	Orbit International Corp. 1995 Employee Stock Option Plan. Incorporated by reference to Annex B to Registrant's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 17, 1995.
4 (c)	Orbit International Corp. 2000 Employee Stock Option Plan. Incorporated by reference to Appendix B to Registrant's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 28, 2000.
4 (d)	Orbit International Corp. 2003 Employee Stock Incentive Plan. Incorporated by reference to Exhibit 4 to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.
10(a)	Form of Agreement among Kenneth Freedman, Frederick Meyers, The Panda Group, Inc. and Orbit International Corp. dated March 28, 1996. Incorporated by reference to Exhibit 10(g) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
10(b)	Form of Amended Promissory Note dated March 28, 1996 between the Orbit International Corp. and The Panda Group, Inc. Incorporated by reference to Exhibit 10(g) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
10 (c)	Asset Purchase Agreement, dated as of January 11, 1996, by and among Astrosystems, Inc., Behlman Electronics, Inc., Orbit International Corp. and Cabot Court, Inc. Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 1996
10 (d)	Amendment dated as of March 1, 2000 to the Agreement dated March 28, 1996 among Kenneth Freedman, Frederick Meyers, The Panda Group, Inc. and Orbit International Corp. Incorporated by reference to Exhibit 10(i) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10 (e)	Amended and Restated Employment Agreement, dated as of February 15, 1999, between Registrant and Mitchell Binder. Incorporated by reference to Exhibit 10(a) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
10 (f)	Amended and Restated Employment Agreement, dated as of February 15, 1999, between Registrant and Bruce Reissman. Incorporated by reference to Exhibit 10(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
10 (g)	Amended and Restated Employment Agreement, dated as of February 15, 1999 between Registrant and Dennis Sunshine. Incorporated by reference to Exhibit 10(c) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

10 (h)	Financing Agreement dated January 8, 2001 between the Company and Rosenthal & Rosenthal, Inc. including exhibits and schedules thereto. Incorporated by reference to Exhibit 10(j) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10 (i)	Financing Agreement dated January 8, 2001 between Behlman Electronics, Inc. and Rosenthal & Rosenthal, Inc. including exhibits and schedules thereto. Incorporated by reference to Exhibit 10(k) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10 (j)	Purchase and Sale Agreement between the Company and 80 Cabot Realty LLC dated February 26, 2001. Incorporated by reference to Exhibit 10(l) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10(k)	Lease Agreement between the Company and 80 Cabot Realty LLC dated February 26, 2001. Incorporated by reference to Exhibit 10(m) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
10 (l)	Form of Indemnification Agreement between the Company and each of its Directors dated as of September 10, 2001. Incorporated by reference to Exhibit 10(d) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001.
10(m)	Loan and Security Agreement dated as of January 28, 2003 between the Company and Merrill Lynch Business Financial Services Inc. including exhibits and other attachments thereto. Incorporated by reference to Exhibit 10(k) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.
14*	Code of Ethics between the Company and its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer.
21	Subsidiaries of Registrant. Incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31,1996
23*	Consent of Goldstein Golub Kessler LLP.
31 (a)*	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) and 18 U.S.C. 1350.
31 (b)*	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) and 18 U.S.C. 1350.
32 (a)*	Certification of the Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

32 (b)* Certification of the Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

---

* Filed herewith.

(b) Reports on Form 8-K:

On November 6, 2003, the Company filed a current report on Form 8-K under Item 12. Results of Operations and Financial Condition relating to its press release issued on November 6, 2003, announcing the Company's operating results for its third quarter and nine months ended September 30, 2003.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated herein by reference to the Company's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2004 Annual Meeting of Stockholders.

ORBIT INTERNATIONAL CORP.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Orbit International Corp.

We have audited the accompanying consolidated balance sheets of Orbit International Corp. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orbit International Corp. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

February 25, 2004

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31,	2003	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 797,000	$ 2,022,000
Investments in marketable securities	55,000	3,000
Accounts receivable, less allowance for doubtful accounts of $145,000 in 2003 and $165,000 in 2002	2,615,000	1,355,000
Inventories	7,077,000	7,109,000
Other current assets	158,000	154,000
Deferred tax asset	390,000	75,000
Total current assets	11,092,000	10,718,000
Property and Equipment, at cost, less accumulated depreciation and amortization	164,000	218,000
Excess of Cost over the Fair Value of Assets Acquired	868,000	868,000
Other Assets	869,000	853,000
Deferred Tax Asset	200,000	275,000
Total Assets	$13,193,000	$12,932,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term obligations	$ 149,000	$ 201,000
Accounts payable	759,000	1,048,000
Notes payable	-	766,000
Accrued expenses	842,000	1,029,000
Accounts payable, accrued expenses and reserves applicable to discontinued operations	252,000	555,000
Customer advances	-	47,000
Deferred income	85,000	85,000
Total current liabilities	2,087,000	3,731,000
Deferred Income	684,000	769,000
Long-term Obligations	30,000	173,000
Total liabilities	2,801,000	4,673,000
Stockholders' Equity:		
Common stock - $.10 par value	403,000	391,000
Additional paid-in capital	24,583,000	24,090,000
Accumulated deficit	(4,744,000)	(6,372,000)
	20,242,000	18,109,000
Treasury stock, at cost	(9,850,000)	(9,850,000)
Stockholders' equity	10,392,000	8,259,000
Total Liabilities and Stockholders' Equity	$13,193,000	$12,932,000

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31,	2003	2002
Net sales	$17,139,000	$16,695,000
Cost of sales	9,673,000	9,883,000
Gross profit	7,466,000	6,812,000
Selling, general and administrative expenses	6,039,000	5,666,000
Interest expense	9,000	74,000
Investment and other income, net	(110,000)	(143,000)
Total expenses	5,938,000	5,597,000
Income before income tax benefit	1,528,000	1,215,000
Income tax benefit	(100,000)	-
Net income	$ 1,628,000	$ 1,215,000
Net income per common share: (a)		
Net income:		
Basic	$ .60	$ .46
Diluted	$ .55	$ .42

(a) Retroactively restated to reflect a twenty-five (25%) stock dividend effective August 15, 2003.

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Years ended December 31, 2003 and 2002

	Common Stock 10,000,000 Shares Authorized				Treasury Stock		
	Shares Issued(a)	Amount(a)	Additional Paid-in Capital(a)	Accumulated Deficit	Shares(a)	Amount	Total
Balance at December 31, 2001	3,904,000	$390,000	$24,087,000	$(7,587,000)	(1,268,000)	$(9,850,000)	$ 7,040,000
Exercise of options	4,000	1,000	3,000	-	-	-	4,000
Net income	-	-	-	1,215,000	-	-	1,215,000
Balance at December 31, 2002	3,908,000	391,000	24,090,000	(6,372,000)	(1,268,000)	(9,850,000)	8,259,000
Exercise of options	116,000	12,000	144,000	-	-	-	156,000
Issuance of warrants	-	-	209,000	-	-	-	209,000
Tax benefit of stock option exercise	-	-	140,000	-	-	-	140,000
Net income	-	-	-	1,628,000	-	-	1,628,000
Balance at December 31, 2003	4,024,000	$403,000	$24,583,000	$(4,744,000)	(1,268,000)	$(9,850,000)	$10,392,000

(a) Retroactively restated to reflect a twenty-five (25%) stock dividend effective August 15, 2003.

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31,	2003	2002
Cash flows from operating activities:		
Net income	$ 1,628,000	$1,215,000
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation and amortization	77,000	73,000
Bad debt	37,000	-
Expense due to issuance of warrants	209,000	-
Deferred income	(85,000)	(85,000)
Deferred tax benefit	(240,000)	-
Tax benefit of options exercised	140,000	-
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	(1,297,000)	733,000
Decrease in inventories	32,000	104,000
Increase in other current assets	(4,000)	(74,000)
Increase in other assets	(16,000)	(96,000)
Decrease in accounts payable	(289,000)	(287,000)
(Decrease) increase in accrued expenses	(187,000)	215,000
Decrease in customer advances	(47,000)	(110,000)
Decrease in accounts payable, accrued expenses and reserves applicable to discontinued operations	(303,000)	(39,000)
Net cash (used in) provided by operating activities	(345,000)	1,649,000
Cash flows from investing activities:		
Purchase of marketable securities	(52,000)	-
Purchase of property and equipment	(23,000)	(20,000)
Net cash used in investing activities	(75,000)	(20,000)
Cash flows from financing activities:		
Repayments of long-term debt	(961,000)	(184,000)
Repayments of notes payable	-	(172,000)
Proceeds from exercise of options	156,000	4,000
Net cash used in financing activities	(805,000)	(352,000)
Net (decrease) increase in cash and cash equivalents	(1,225,000)	1,277,000
Cash and cash equivalents at beginning of year	2,022,000	745,000
Cash and cash equivalents at end of year	$ 797,000	$2,022,000
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 9,000	$ 137,000
Supplemental schedule of noncash investing activity:		
Property and equipment acquired through capital lease	$ -	$ 51,000

1. ORGANIZATION AND BUSINESS:

The consolidated financial statements include the accounts of Orbit International Corp. and its wholly owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated in consolidation.

The Company has two reportable segments: (a) the Orbit Instrument Division (Electronics Segment) is engaged in the design, manufacture and sale of customized electronic components and subsystems, and (b) the Behlman Electronics, Inc. subsidiary (Power Units Segment) is engaged in the design and manufacture of distortion-free commercial power units, power conversion devices and electronic devices for measurement and display.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

During 2003, the board of directors approved a twenty-five percent (25%) stock dividend. The stock dividend has been accounted for as a 5 for 4 stock split and all references to shares and per share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect the stock dividend.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash in deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Inventories are priced at the lower of cost (first-in, first-out basis) or market.

Property and equipment is recorded at cost. Depreciation and amortization of the respective assets are computed using the straight-line method over their estimated useful lives ranging from 5 to 8 years. Leasehold improvements are amortized using the straight-line method over the remaining term of the lease or the estimated useful life of the improvement, whichever is less.

The Company's investment in available-for-sale securities is stated at fair value with the unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sales securities are included in investment income. The cost of securities sold is based on the specific-identification method. Interest and dividends on such securities are included in investment income.

Substantially all of the Company's revenue is recognized from the sale of tangible products. The Company records sales upon delivery of the units under its manufacturing contracts.

The Company's freight and delivery costs were $39,000 and $49,000 for the years ended December 31, 2003 and 2002, respectively. These costs are included in selling, general and administrative expenses.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

When impairment indicators are present, the Company reviews the carrying value of its long-lived assets in determining the ultimate recoverability of their unamortized values using future undiscounted cash flow analyses.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that an intangible asset with a finite life be amortized over its useful life and that goodwill and other intangible assets with indefinite lives not be amortized but evaluated for impairment. The Company concluded, as of March 31, 2003, that there was no impairment to goodwill and, pursuant to SFAS No. 142, goodwill is no longer being amortized.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

The Company measures employee stock-based compensation cost using Accounting Principles Board ("APB") Opinion No. 25 as is permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*.

Pro forma information regarding net income and net income per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its stock options granted using the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Binomial and Black-Scholes option pricing models with the following weighted-average assumptions for the years ended December 31, 2003 and 2002: risk-free interest rates of 2.3% to 3.58% and 4.9%, respectively; no dividend yield; volatility factors of the expected market price of the Company's common stock of 131% and 144%, respectively; and a weighted-average expected life of the options of 9.0 years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

December 31,	2003	2002
Net income - as reported	$1,628,000	$1,215,000
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effect	256,000	3,000
Net income - pro forma	$1,372,000	$1,212,000
Basic income per share - as reported	$ .60	$ .46
Basic income per share - pro forma	$ .51	$ .46
Diluted income per share - as reported	$ .55	$ .42
Diluted income per share - pro forma	$ .46	$ .42

The fair value of the Company's long-term obligations is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Using this method, the Company's fair value of long-term obligations was not significantly different from the stated value at December 31, 2003 and 2002.

Research and development costs are expensed when incurred. The Company expensed approximately $987,000 and $882,000 for research and development during the years ended December 31, 2003 and 2002, respectively. Such expenses are included in selling, general and administrative expenses.

3. INVENTORIES:

Inventories consist of the following:

December 31,	2003	2002
Raw materials	$3,433,000	$3,665,000
Work-in-progress	3,202,000	3,020,000
Finished goods	442,000	424,000
	$7,077,000	$7,109,000

4. PROPERTY AND EQUIPMENT:

Property and equipment consists of:

December 31,	2003	2002
Leasehold improvements	$ 4,000	$ 4,000
Machinery and equipment	1,194,000	1,175,000
Furniture and fixtures	632,000	628,000
	1,830,000	1,807,000
Accumulated depreciation and amortization	1,666,000	1,589,000
	$ 164,000	$ 218,000

5. EXCESS OF COST OVER THE FAIR VALUE OF ASSETS ACQUIRED:

Effective January 1, 2002, Orbit adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that an intangible asset with a finite life be amortized over its useful life and that goodwill and other intangible assets with indefinite lives not be amortized but evaluated for impairment. The Company concluded, as of March 31, 2003, that there was no impairment to goodwill and, pursuant to SFAS No. 142, goodwill is no longer being amortized.

6. DEBT:

At December 31, 2002, the Company had an outstanding balance of $766,000 due to an asset based lender. This amount was fully paid off by the Company in 2003.

In February 2003, the Company entered into a new $2,000,000 credit facility with a commercial lender secured by accounts receivable, inventory and machinery and equipment. The agreement will continue from year to year, unless terminated sooner due to an event of default including compliance with financial covenants. The agreement was renewed in February 2004. Loans under the facility will bear interest equal to the sum of 2.75% plus the one-month LIBOR rate (1.12% and 1.382% at December 31, 2003 and 2002, respectively). No amounts have been borrowed under the credit facility.

The Company's long-term debt obligations are as follows:

December 31,	2003	2002
Promissory note payable to the sellers of a discontinued apparel division through December 2004	$132,000	$264,000
Note due to the estate of the former principal officer, interest at prime (4.00% at December 31, 2003), payable in monthly installments	6,000	59,000
Capitalized lease obligation collateralized by certain machinery, interest at 8.6%, payable in monthly installments of $870 through 2007	41,000	51,000
	179,000	374,000
Less current portion	149,000	201,000
	$ 30,000	$173,000

Principal payments due on the Company's long-term debt are as follows:

Year ending December 31,	
2004	$149,000
2005	10,000
2006	10,000
2007	10,000
	$179,000

7. STOCK-BASED COMPENSATION PLANS:

The Company has stock option plans which provide for the granting of nonqualified or incentive stock options to officers, key employees and nonemployee directors. The plans authorize the granting to officers and key employees options to acquire up to 1,312,500 common shares. Additionally, the plans authorize the granting to nonemployee directors of the Company options to acquire up to 62,500 common shares. Each plan grants options at the market value of the Company's stock on the date of such grant. All options are exercisable at times as determined by the board of directors, not to exceed 10 years from the date of grant.

The following table summarizes activity in stock options:

December 31,	2003		2002	
	Options	Weighted-average Exercise Price	Options	Weighted-average Exercise Price
Outstanding at beginning of year	865,000	$2.32	866,000	$2.31
Granted	145,000	$5.50	3,000	$3.76
Forfeited	(22,000)	$2.41	-	-
Exercised	(116,000)	$1.37	(4,000)	$0.95
Outstanding at end of year	872,000	$2.02	865,000	$2.32
Exercisable at end of year	695,000		801,000	
Weighted-average fair value of options granted during the year		$4.52		$3.67

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price	Number Exercisable	Weighted-average Exercise Price
$ .75 - $1.34	148,000	7.00	$1.30	148,000	$1.30
$1.58 - $1.94	81,000	3.00	$1.86	81,000	$1.86
$2.02 - $3.00	466,000	3.00	$2.81	434,000	$2.84
$3.74 - $7.20	177,000	9.00	$5.28	32,000	$5.28
$ .75 - $7.20	872,000	5.00	$2.97	695,000	$2.47

At December 31, 2003, 365,000 shares of common stock were reserved for future issuance of stock options.

In June 2003, the Company issued 62,500 warrants to its investment banker at an exercise price of $4.83 per share. At December 31, 2003, 31,250 of such warrants were exercisable.

8. EMPLOYEE BENEFIT PLAN:

A profit-sharing and incentive-savings plan provides benefits to certain employees who meet specified minimum service and age requirements. The plan provides for contributions by the Company equal to 1/2 of employee contributions (but not more than 2% of eligible compensation) and the Company may make additional contributions out of current or accumulated net earnings at the sole discretion of the Company's board of directors.

The Company contributed approximately $154,000 and $143,000 to the plan during the years ended December 31, 2003 and 2002, respectively.

9. INCOME TAXES:

For the years ended December 31, 2003 and 2002 , the Company utilized net operating loss carryovers and, accordingly, recorded no provision for income taxes.

At December 31, 2003 and 2002, the Company has an alternative minimum tax credit of approximately $564,000 with no limitation on the carryforward period. The Company also has federal and state net operating loss carryforwards of approximately $24,600,000 and $10,300,000, respectively, at December 31, 2003. The net operating loss carryforwards expire through 2021.

During the year ended December 31, 2003, the Company's deferred tax asset increased principally due to an income benefit relating to the exercise of stock options during the year and a reduction to its valuation allowance due to the projected increase in profitability of the Company, therefore allowing the Company to utilize more of its net operating loss carryforwards.

The components of the net income tax benefit for the year ended December 31, 2003 consist of:

Deferred:	
Federal	$ 90,000
State	10,000
Total deferred	$100,000

The reconciliation of income tax computed at the U.S. federal and state statutory tax rates to income tax expense is as follows:

December 31,	2003	2002
Tax at U.S. statutory rates	34.0 %	34.0 %
State taxes	6.0	
Exercise of stock options	(9.0)	
Utilization of net operating loss carryforward	(22.0)	(34.0)
Reduction in valuation allowance	(16.0)	
	(7.0)%	- 0- %

The deferred tax asset is comprised of the following:

December 31,	2003	2002
Alternative minimum tax credit carryforward	$ 564,000	$ 564,000
Net operating loss and capital loss carryforwards (including pre-acquisition net operating loss carryforwards)	8,740,000	8,598,000
Temporary differences in bases of assets and liabilities:		
Accounts receivable and inventory	336,000	336,000
Goodwill	537,000	738,000
Deferred revenue	281,000	312,000
Accrued expenses	142,000	136,000
Property and equipment	(31,000)	10,000
	1,265,000	1,532,000
Total deferred tax asset	10,569,000	10,694,000
Valuation allowances	(9,979,000)	(10,344,000)
Net deferred tax asset	$ 590,000	$ 350,000

10. SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK:

Sales to significant customers accounted for approximately 74% (26%, 20%, 14% and 14%) and 69% (34%, 23% and 12%) of the Company's consolidated net sales for the years ended December 31, 2003 and 2002, respectively.

Significant customers of the Company's Electronics Segment accounted for approximately 90% (24%, 24%, 21% and 21%) and 83% (52%, 16% and 15%) of the Electronics Segment's net sales for the years ended December 31, 2003 and 2002, respectively.

Significant customers of the Company's Power Units Segment accounted for approximately 46% (28% and 18%) of the Power Units Segment's net sales for the year ended December 31, 2003. One significant customer accounted for approximately 37% of the Power Units Segment's net sales for the year ended December 31, 2002.

Certain significant customers of the Company sell the Company's products to the U.S. government. Accordingly, a substantial portion of the net sales is subject to audit by agencies of the U.S. government. In the opinion of management, adjustments to such net sales, if any, will not have a material effect on the Company's financial position or results of operations.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables from its customers. The Company performs credit evaluations on its customers and collateral is generally not required. Credit losses are provided for in the consolidated financial statements during the period in which an impairment has been determined. At times, cash at financial institutions may be in excess of FDIC insurance limits.

11. LEASING ARRANGEMENTS:

The Company entered into a sale-leaseback of its operating facility in 2001. The initial term of the operating lease expires in 2013 and may be extended by the Company at its option through February 2025. The Company recorded a deferred gain on the sale which is being recognized over the initial term of the lease. Additional operating leases are for a sales office and vehicles. The Company also has a capital lease obligation for equipment acquired in 2002.

Future minimum lease payments as of December 31, 2003 under operating and capital lease agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

Year ending December 31,	
2004	$ 450,000
2005	414,000
2006	414,000
2007	439,000
2008	436,000
Thereafter	1,945,000
Total future minimum lease payments	$4,098,000

Rent expense for operating leases was approximately $378,000 and $381,000 for the years ended December 31, 2003 and 2002, respectively.

12. COMMITMENTS AND CONTINGENCIES:

The Company has employment agreements with its three executive officers which may be terminated by the Company with not less than three years' prior notice and with two other principal officers, for aggregate annual compensation of $1,262,000. In the event of a change in control of the Company, the executive officers have the right to elect a lump-sum payment representing future compensation due them over the remaining years of their agreements. In addition, the five officers are entitled to bonuses based on a percentage of earnings before taxes, as defined. Total bonus compensation expense was approximately $185,000 and $94,000 for the years ended December 31, 2003 and 2002, respectively.

The Company is a party to lawsuits arising primarily in the ordinary course of business. Management is of the opinion that the ultimate outcome of these matters would not have a material impact on the financial position of the Company or the results of its operations.

13. BUSINESS SEGMENTS:

The Company operates through two business segments. Its Electronics Segment, through the Orbit Instrument Division, is engaged in the design, manufacture and sale of customized electronic components and subsystems. Its Power Units Segment, through the Behlman Electronics, Inc. subsidiary, is engaged in the design, manufacture and sale of distortion-free commercial power units, power conversion devices and electronic devices for measurement and display.

The Company's reportable segments are business units that offer different products. The Company's reportable segments are each managed separately as they manufacture and distribute distinct products with different production processes.

The following is the Company's business segment information as of and for the years ended December 31, 2003 and 2002:

Year ended December 31,	2003	2002
Net sales:		
Electronics:		
Domestic	$ 9,701,000	$10,677,000
Foreign	16,000	-
Total Electronics	9,717,000	10,677,000
Power Units:		
Domestic	6,786,000	5,652,000
Foreign	636,000	366,000
Total Power Units	7,422,000	6,018,000
Total net sales	$17,139,000	$16,695,000

(continued)

December 31,	2003	2002
Income from operations:		
Electronics	$ 2,052,000	$ 2,021,000
Power Units	546,000	19,000
General corporate expenses not allocated	(1,094,000)	(821,000)
Depreciation and amortization	(77,000)	(73,000)
Interest expense	(9,000)	(74,000)
Investment and other income, net	110,000	143,000
Income from operations before income taxes	$ 1,528,000	$ 1,215,000
Assets:		
Electronics	$ 5,511,000	$ 4,342,000
Power Units	4,503,000	4,494,000
General corporate assets not allocated	3,179,000	4,096,000
Total assets	$13,193,000	$12,932,000

14. INCOME PER COMMON SHARE:

The following table sets forth the computation of basic and diluted income per common share:

Year ended December 31,	2003	2002
Denominator:		
Denominator for basic income per share - weighted-average common shares	2,716,000	2,638,000
Effect of dilutive securities:		
Employee and director stock options	251,000	224,000
Warrants	3,000	-
Dilutive potential common shares	254,000	224,000
Denominator for diluted income per share - weighted-average common shares and assumed conversions	2,970,000	2,862,000

The numerator for basic and diluted income per share for the years ended December 31, 2003 and 2002 is the net income for each year.

Options to purchase 128,332 and 32,699 shares of common stock were outstanding during the years ended December 31, 2003 and 2002, respectively, but were not included in the computation of earnings per share. The inclusion of these options would have been antidilutive due to the options' exercise prices being greater than the average market price of the Company's common shares during the respective periods.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ORBIT INTERNATIONAL CORP.

Dated: March 29, 2004

By: /s/ Dennis Sunshine
Dennis Sunshine, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Dennis Sunshine Dennis Sunshine	President, Chief Executive Officer and Director (Principal Executive Officer)	March 29, 2004
/s/ Mitchell Binder Mitchell Binder	Vice President-Finance, Chief Financial Officer, Treasurer, and Director (Principal Financial Officer)	March 29, 2004
/s/ Bruce Reissman Bruce Reissman	Executive Vice President, Chief Operating Officer and Director	March 29, 2004
/s/ David Goldman. David Goldman	Controller	March 29, 2004
/s/ MarkTublisky Mark Tublisky	Secretary	March 29, 2004
/s/ John Molloy John Molloy	Director	March 29, 2004
/s/ Bernard Karcinell Bernard Karcinell	Director	March 29, 2004
/s/ Denis Feldman Denis Feldman	Director	March 29, 2004
/s/ Lee Feinberg Lee Feinberg	Director	March 29, 2004

BOARD OF DIRECTORS

Dennis Sunshine
President and
Chief Executive Officer

Bruce Reissman
Executive Vice President and
Chief Operating Officer

Mitchell Binder
Vice President, Finance
Chief Financial Officer

John Molloy
Consultant

Bernard Karcinell
Financial Consultant

Denis Feldman
President,
Market-Matrix, Inc.

Lee Feinberg
Senior Vice President,
UBS Financial Services, Inc.

OFFICERS

Dennis Sunshine
President and
Chief Executive Officer

Bruce Reissman
Executive Vice President and
Chief Operating Officer

Mitchell Binder
Vice President, Finance and
Chief Financial Officer

Mark Tublisky
Secretary and President,
Behlman Electronics, Inc.

David Goldman
Controller

CORPORATE INFORMATION

INDEPENDENT AUDITORS
Goldstein Golub Kessler LLP
1185 Avenue of the Americas
New York, NY 10036

CORPORATE COUNSEL
Snow Becker Krauss P.C.
605 Third Avenue
New York, NY 10158

TRANSFER AGENT
American Stock Transfer and
Trust Company
40 Wall Street
New York, NY 10005

CORPORATE FACILITIES

Orbit International Corp.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300

Orbit Instrument Division
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300
www.orbitintl.com

Behlman Electronics, Inc.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-0410
www.behlman.com

Behlman Electronics, Inc.
4532 Telephone Road, #103
Ventura, CA 93003
Telephone: (805) 642-0660

AVAILABILITY OF FORM 10-KSB

Additional information, including a copy of the Orbit International Corp. 2003 Annual Report on Form 10-KSB with exhibits, as filed with the Securities and Exchange Commission, will be provided without charge to each shareholder mailing a written request to the Company:

80 Cabot Court
Hauppauge, NY 11788

Forward-Looking Statements

Statements in this Annual Report and elsewhere in this document are certain statements which are not historical or current fact and constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual financial or operating results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements are based on our best estimates of future results, performance or achievements, based on current conditions and the most recent results of the Company. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "may," "will," "potential," "opportunity," "believes," "belief," "expects," "intends," "estimates," "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.

ORBIT INTERNATIONAL CORP.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300